EXHIBIT 11.2

CPI CORP. COMPUTATION OF INCOME (LOSS) PER SHARE - BASIC
FISCAL YEARS ENDED FEBRUARY 5, 2011, FEBRUARY 6, 2010, AND FEBRUARY 7, 2009

in thousands except share and per share data
	2010	2009	2008

Common shares outstanding at beginning of fiscal period	9,184,081	9,199,137	17,028,315
Shares issued during the period - weighted average	206,104	78,855	40,928
Less: Treasury stock - weighted average	(2,133,566)	(2,285,481)	(10,559,403)

Weighted average number of common and common equivalent shares	7,256,619	6,992,511	6,509,840

Net income (loss) applicable to common shares:
From continuing operations	$11,908	$13,797	$(6,724)
From discontinued operations	-	-	(961)

Net income (loss) attributable to CPI Corp.	$11,908	$13,797	$(7,685)

Net income (loss) per common and common equivalent shares:
From continuing operations	$1.64	$1.97	$(1.03)
From discontinued operations	-	-	(0.15)

Income (loss) per common share attributable to CPI Corp.	$1.64	$1.97	$(1.18)